UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1 to Schedule TO)
(Amendment No. 2 to Schedule 13D)
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)
(Name of Subject Company (issuer))
Agrupación Aeroportuaria Internacional II, S.A. de C.V.
Agrupación Aeroportuaria Internacional I, S.A. de C.V.
Fernando Chico Pardo
(Names of Filing Persons (Offeror))
Series B Shares and American Depositary Shares
(Each ADS Representing ten Series B Shares)
(Title of Class of Securities)
40051E202
(CUSIP Number of Class of Securities)
Fernando Chico Pardo
c/o Promecap, S.C.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800
With a copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
660,222,005.16	20,268.82

     * Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The transaction value is calculated by multiplying (x) 127,950,001, which is the number of series

Items 1 through 11.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.5.VI: PRESS RELEASE

B shares (“Series B Shares”) of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“Asur”) (including Series B Shares represented by American Depositary Shares (“ADSs”)) subject to the U.S. tender offer, by (y) the tender offer price of Mexican pesos 55.25 in cash for each Series B Share, converted into U.S. dollars based on the “Tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana” exchange rate between Mexican pesos and U.S. dollars of Ps. $10.7131 to U.S. $1.00 reported by Banco de México on June 1, 2007.
     ** The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Securities Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,317.14
Form or Registration No.: Schedule TO
Filing Party: Fernando Chico Pardo
Date Filed: May 14, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to the Schedule TO is being filed by Agrupación Aeroportuaria Internacional II, S.A. de C.V., a sociedad anónima de capital variable formed under the laws of the United Mexican States (“Mexico”) (“Purchaser”), Agrupación Aeroportuaria Internacional I, S.A. de C.V., a sociedad anónima de capital variable formed under the laws of Mexico (“AAI-1”), and Mr. Fernando Chico Pardo, an individual and citizen of Mexico, and amends the Schedule TO initially filed with the Securities and Exchange Commission on May 14, 2007 (the “Initial Schedule TO”). This Schedule TO relates to the tender offer in the United States (the “U.S. Offer”) by Purchaser to purchase for cash 127,950,001 of the outstanding Series B Shares, including by purchase of ADSs, each ADS representing 10 Series B Shares, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated May 14, 2007, and the related ADS Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Initial Schedule TO.
     Simultaneously with the U.S. Offer, Purchaser is offering in Mexico to purchase 127,950,001 of the outstanding Series B Shares of Asur for the same price and on substantially the same terms as the Series B Shares and ADSs in the U.S. Offer (the “Mexican Offer”, and collectively with the U.S. Offer, the “Offers”). In the aggregate, Purchaser is offering to purchase no more than 127,950,001 Series B Shares (including by purchase of ADSs, each ADS representing 10 Series B Shares) in the Offers.
     Capitalized terms used but not defined herein have the meanings ascribed to them in the U.S. Offer to Purchase.
Items 1 through 11.
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire U.S. Offer to Purchase (including the exhibits and annexes attached thereto), is incorporated by reference into this Schedule TO. Additional items with respect to this Schedule TO are set forth below.
     Purchaser hereby amends and supplements the U.S. Offer to Purchase dated May 14, 2007 and the related ADS Letter of Transmittal to provide the following:
(1)	The expiration date of the U.S. Offer is hereby extended to 9:30 a.m. New York City time on June 19, 2007, unless otherwise extended. Accordingly, all references to “Expiration Date” shall mean 9:30 a.m. New York City time on June 19, 2007, unless Purchaser, in its sole discretion, extends the period of time for which the U.S. Offer is open, in which case the term “Expiration Date” will mean the time and date at which the U.S. Offer, as so extended, will expire.

(2)	The tender offer price has been adjusted to the U.S. dollar equivalent of Ps. $552.50 per ADS and the U.S. dollar equivalent of Ps. $55.25 per Series B Share, in each case, in cash, less any withholding taxes, if applicable, and without interest thereon to reflect the dividend of Ps. $0.75 per Series B Share that was paid to Asur Security holders on May 31, 2007. Accordingly, all references to the tender offer price per ADS and Series B Share in the U.S. Offer to Purchase shall be deemed to instead refer to the U.S. dollar equivalent of Ps. $552.50 per ADS and the U.S. dollar equivalent of Ps. $55.25 per

Series B Share, in each case, in cash, less any withholding taxes, if applicable, and without interest thereon.
(3)	The condition of the U.S. Offer that Purchaser receive in the Offers valid and not withdrawn tenders for Series B Shares (including the Series B Shares underlying the ADSs), in the aggregate, at least equal to 127,950,001 Series B Shares (including Series B Shares underlying the ADSs) (the “Minimum Condition”) has been waived. As a result of such waiver, Purchaser will accept for payment any and all Securities validly tendered and not withdrawn in the U.S. Offer up to a maximum of 127,950,001 Series B Shares (including the Series B Shares underlying the ADSs) upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the ADS Letter of Transmittal, except that the Minimum Condition will not apply. If valid tenders of Securities are received in the U.S. Offer and the parallel offer in Mexico exceeding 127,950,001 Series B Shares (including the Series B Shares underlying the ADSs), then the proration rules set forth in the U.S. Offer to Purchase will apply.
Item 12. Exhibits.

(a)(1)(i)	U.S. Offer to Purchase, dated May 14, 2007**.

(a)(1)(ii)	Form of ADS Letter of Transmittal**.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**.

(a)(5)(ii)	Form of Letter to Clients**.

(a)(5)(iii)	Notice of Guaranteed Delivery**.

(a)(5)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**.

(a)(5)(v)	Advertisement, dated May 14, 2007, published in The Wall Street Journal**.

(a)(5)(vi)	Press Release issued by Agrupación Aeroportuaria Internacional II, S.A. de C.V. dated June 4, 2007.

(b)	Acquisition Facility Commitment Letter, dated as of May 10, 2007 by and among Fernando Chico Pardo and Citigroup Global Markets Inc.**.

(d)(i)	De-Merger Letter Agreement, dated as of March 29, 2007, by and among Fernando Chico Pardo and Copenhagen Airports A/S*.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo on April 9, 2007.

**	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on May 14, 2007.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Date: June 4, 2007

FERNANDO CHICO PARDO
/s/ Fernando Chico Pardo

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL II, S.A. DE C.V.
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL I, S.A. DE C.V.
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated May 14, 2007**.

(a)(1)(ii)	Form of ADS Letter of Transmittal**.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**.

(a)(5)(ii)	Form of Letter to Clients**.

(a)(5)(iii)	Notice of Guaranteed Delivery**.

(a)(5)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**.

(a)(5)(v)	Advertisement, dated May 14, 2007, published in The Wall Street Journal.**

(a)(5)(vi)	Press Release issued by Agrupación Aeroportuaria Internacional II, S.A. de C.V. dated June 4, 2007.

(b)	Acquisition Facility Commitment Letter, dated as of May 10, 2007 by and among Fernando Chico Pardo and Citigroup Global Markets Inc.**.

(d)(i)	De-Merger Letter Agreement, dated as of March 29, 2007, by and among Fernando Chico Pardo and Copenhagen Airports A/S*.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo on April 9, 2007.

**	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on May 14, 2007.